PHI Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable from associated companies	*
Other prepayments	*
	*
Current Liabilities	
Accounts payable	*
Other	*
	*
Capitalization	
Retained income	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PHI Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.